FOIA CONFIDENTIAL TREATMENT REQUESTED BY GENWORTH FINANCIAL, INC. PURSUANT TO 17 CFR 200.83. CONFIDENTIAL TERMS OF THIS RESPONSE WHICH HAVE BEEN REDACTED ARE MARKED
(“[A-001]”) AND HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

6620 West Broad Street Richmond, VA 23230 www.genworth.com

October 5, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Genworth Financial, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to your letter dated September 10, 2012 to Martin P. Klein, Acting President and Acting Chief Executive Officer; Senior Vice President—Chief Financial Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced filing (the “Comment Letter”). We are submitting this letter in response to the Staff’s Comment Letter. The headings and numbered paragraphs in this letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments before each of our responses.

Item 1A. Risk Factors

Interest rate fluctuations and levels could adversely affect our business and profitability, page 22

1.	You state that your insurance and investment products are sensitive to interest rate fluctuations and expose you to the risk that falling interest rates or credit spreads will reduce your margin or the difference between the returns you earn on the investments that support our obligations and that declines in interest rates have adversely affected, and may continue to adversely affect, the profitability of certain products. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

Mr. Jim B. Rosenberg

October 5, 2012

In response to the Staff’s comment, we will add a cross-reference in this risk factor to “Item 7A. Quantitative and Qualitative Disclosures About Market Risk.” We will also add the following quantitative disclosures (underline indicates additions) to “Item 7A. Quantitative and Qualitative Disclosures About Market Risk” beginning in our Annual Report on Form 10-K for the year ending December 31, 2012 as follows:

Interest Rate Risk

We enter into market-sensitive instruments primarily for purposes other than trading. Our life insurance, long-term care insurance and deferred annuity products have significant interest rate risk and are predominantly associated with our U.S. life insurance subsidiaries. Our international mortgage insurance business and immediate annuity products have moderate interest rate risk, while our wealth management, lifestyle protection insurance and U.S. mortgage insurance businesses have relatively low interest rate risk.

Our insurance and investment products are sensitive to interest rate fluctuations and expose us to the risk that falling interest rates or credit spreads will reduce our margin or the difference between the returns we earn on the investments that support our obligations under these products and the amounts that we must pay to policyholders and contractholders. Because we may reduce the interest rates we credit on most of these products only at limited, pre-established intervals, and because some contracts have guaranteed minimum interest crediting rates, declines in interest rates can impact the profitability of these products. As of December 31, 2011, of our $10.8 billion deferred annuity products, $1.2 billion have guaranteed minimum interest crediting rate floors greater than or equal to 3.5%, with no guaranteed minimum interest crediting rate floors greater than 5.5%. Most of these products were sold prior to 1999. Our universal life insurance products also have guaranteed minimum interest crediting rate floors, with no guaranteed minimum interest crediting rate floors greater than 6%. Of our $4.7 billion of universal life insurance products as of December 31, 2011, $3.3 billion have guaranteed minimum interest crediting rate floors ranging between 3% and 4%.

During periods of increasing market interest rates, we may offer higher crediting rates on interest-sensitive products, such as universal life insurance and fixed annuities, and we may increase crediting rates on in-force products to keep these products competitive. In addition, rapidly rising interest rates may cause increased policy surrenders, withdrawals from life insurance policies and annuity contracts and requests for policy loans, as policyholders and contractholders shift assets into higher yielding investments. Increases in crediting rates, as well as surrenders and withdrawals, could have an adverse effect on our financial condition and results of operations, including the requirement to liquidate fixed-income investments in an unrealized loss position to satisfy surrenders or withdrawals.

Mr. Jim B. Rosenberg

October 5, 2012

Our life and long-term care insurance products as well as our guaranteed benefits on variable annuities also expose us to the risk of interest rate fluctuations. The pricing and expected future profitability of these products are based in part on expected investment returns. Over time, life and long-term care insurance products generally produce positive cash flows as customers pay periodic premiums, which we invest as they are received. Low interest rates increase reinvestment risk and reduce our ability to achieve our targeted investment margins and may adversely affect the profitability of our life and long-term care insurance products and may increase hedging costs on our in-force block of variable annuity products. A prolonged low interest rate environment may negatively impact the sufficiency of our margins on our DAC and PVFP, which could result in an impairment of these assets. In addition, certain statutory capital requirements are based on models that consider interest rates. Prolonged periods of low interest rates may increase the statutory capital we are required to hold as well as the amount of assets we must maintain to support statutory reserves.

The significant interest rate risk that is present in our life insurance, long-term care insurance and deferred annuity products is a result of longer duration liabilities where a significant portion of cash flows to pay benefits comes from investment returns. Additionally, certain of these products have implicit and explicit rate guarantees or optionality that is significantly impacted by changes in interest rates. We seek to minimize interest rate risk by purchasing assets to better align the duration of our assets with the duration of the liability or utilizing derivatives to mitigate interest rate risk for product lines where asset durations are not sufficient to align with the related liability. Additionally, we also minimize certain of these risks through product design features.

The carrying value of our investment portfolio as of December 31, 2011 and 2010 was $71.9 billion and $68.4 billion, respectively, of which 81% in each year was invested in fixed maturity securities. The primary market risk to our investment portfolio is interest rate risk associated with investments in fixed maturity securities. We mitigate the market risk associated with our fixed maturity securities portfolio by closely matching the duration of our fixed maturity securities with the duration of the liabilities that those securities are intended to support.

Interest rate fluctuations also could have an adverse effect on the results of our investment portfolio. During periods of declining market interest rates, the interest we receive on variable interest rate investments decreases. In addition, during those periods, we are forced to reinvest the cash we receive as interest or return of principal on our investments in lower-yielding high-grade instruments or in lower-credit instruments to maintain comparable returns. Issuers of fixed-income securities may also decide to prepay their obligations in order to borrow at lower market rates, which exacerbates the risk that we may have to invest the cash proceeds of these securities in lower-yielding or

Mr. Jim B. Rosenberg

October 5, 2012

lower-credit instruments. During periods of increasing interest rates, market values of lower-yielding assets will decline. In addition, our interest rate hedges will decline which will require us to post additional collateral with our derivative counterparties.

The primary market risk for our long-term borrowings is interest rate risk at the time of maturity or early redemption, when we may be required to refinance these obligations. We continue to monitor the interest rate environment and to evaluate refinancing opportunities as maturity dates approach. While we are exposed to interest rate risk from certain variable rate long-term borrowings and non-recourse funding obligations, in certain instances we invest in variable rate assets to back those obligations to mitigate the interest rate risk from the variable interest payments.

We use derivative instruments, such as interest rate swaps, financial futures and option-based financial instruments, as part of our risk management strategy. We use these derivatives to mitigate certain interest rate risk by:

•	reducing the risk between the timing of the receipt of cash and its investment in the market;

•	extending or shortening the asset duration to better align with the duration of the liabilities; and

•	protecting against the early termination of an asset or liability.

As a matter of policy, we have not and will not engage in derivative market-making, speculative derivative trading or other speculative derivatives activities.

Assuming investment yields remain at the 2011 year end levels and based on our existing policies and investment portfolio as of December 31, 2011, the impact from investing in that lower interest rate environment could reduce our investment spreads by approximately $20 million in 2012. In determining the potential impact, we also considered potential changes in crediting rates to policyholders, including any restrictions on our ability to adjust policyholder rates due to guaranteed crediting rates or floors. The impact on our investment spread represents that difference in our expected investment yield compared to the expected policyholder crediting rate (for interest bearing liabilities) or product pricing yield target (for non-interest bearing liabilities). A majority of this impact (approximately 70% of the total) would be associated with our U.S. Life Insurance segment.

As stated above, we use derivatives to mitigate our interest rate risk primarily within our U.S. Life Insurance segment. As a result of having derivatives where we apply cash flow hedge accounting and assuming the same assumptions as noted in the previous paragraph, we would expect to reclassify amounts from other comprehensive income to income of approximately $50 million for the year ended 2012 before considering the

Mr. Jim B. Rosenberg

October 5, 2012

impacts from DAC amortization or taxes. Absent these benefits from applying hedge accounting to current investments that were purchased in a lower rate environment and reinvestments at 2011 year end levels, the impact to our investment spread presented above would have represented an expected decrease of $70 million in 2012, before considering the impacts from DAC amortization or taxes.

Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Deferred acquisition costs, page 111

2.	You state that the risks you face include adverse variations in interest rates and/or mortality and adverse experience in one or both of these risks could result in the DAC associated with your immediate annuity products being no longer fully recoverable as well as the establishment of additional benefit reserves. Please provide us proposed disclosure to be included in future periodic reports that quantifies the deferred acquisition costs attributable to your annuity products.

In response to the Staff’s comment, we will modify our disclosures (underline indicates additions) beginning in our Annual Report on Form 10-K for the year ending December 31, 2012 as follows:

Continued low interest rates have impacted the margins on our immediate annuity products. As of December 31, 2011 and 2010, we had margin of approximately $56 million and $70 million, respectively, on $7,067 million and $7,370 million, respectively, of net U.S. GAAP liability related to our immediate annuity products. The risks we face include adverse variations in interest rates and/or mortality. As of December 31, 2011 and 2010, we had DAC of $39 million and $43 million, respectively, related to our immediate annuity products. Adverse experience in one or both of these risks could result in the DAC associated with our immediate annuity products being no longer fully recoverable as well as the establishment of additional benefit reserves. As of December 31, 2011, for our immediate annuity products, unfavorable variations of 50 basis points on reinvestment and 2% lower mortality which we consider reasonably possible would result in margin reduction of approximately $85 million and $25 million, respectively. Margin reduction below zero results in a charge to current period earnings. Any favorable variation would result in additional margin in our DAC loss recognition analysis and would result in higher income recognition over the remaining duration of the in-force block. As of December 31, 2011, we believe all of our other businesses have sufficient future income where the related DAC would be recoverable under adverse variations in morbidity, mortality, claim loss development, withdrawal or lapse rate, maintenance expense or interest rates that could be considered reasonably possible to occur. See notes 2 and 6 in our consolidated financial statements under “Item 8—Financial Statements and Supplementary Data” for additional information related to DAC.

Mr. Jim B. Rosenberg

October 5, 2012

Goodwill, page 113

3.	You state that while the valuation of your in-force business for long-term care insurance is included in the fair value of the reporting unit, the in-force value does not contribute significant, incremental value to support goodwill based on a hypothetical acquisition under our goodwill impairment assessment. Please tell us the amount of the in–force value estimated in your hypothetical acquisition and how such amount was determined.

As of July 1, 2011, the value of our in-force business for long-term care insurance was estimated to be [A-001].

We use the same method to value both in-force and new business in our long-term care insurance business. As stated on pages 112 and 113 in our Annual Report on Form 10-K for the year ended December 31, 2011 (“2011 Form 10-K”), we utilize an income approach to determine fair value based on projected statutory net income and changes in required capital associated with our long-term care insurance reporting unit. In this process, we project future cash flows from our existing long-term care insurance liabilities and related assets to determine the estimated statutory net income and changes in capital that are then discounted to value the in-force business.

The in-force value does not contribute significant, incremental value to support that goodwill is recoverable under Step 2 of goodwill impairment testing as that value would be associated with an intangible asset for the present value of future profits as part of a hypothetical purchase accounting balance sheet. We will modify our disclosures (underline indicates additions) beginning in our Annual Report on Form 10-K for the year ending December 31, 2012 as follows:

… While the valuation of our in-force business for long-term care insurance is included in the fair value of the reporting unit, the in-force value does not contribute significant, incremental value to support goodwill. Based on a hypothetical acquisition under our goodwill impairment assessment, any difference in our current carrying value and the fair value of our in-force business would be associated with an intangible asset for the present value of future profits and would not create additional implied goodwill.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(14) Income Taxes, page 289

4.	Please provide us proposed disclosure to be included in future periodic reports to present your income before taxes separately for domestic and foreign operations in accordance with Rule 4-08 (h) of Regulation S-X. Further, please clarify in your proposed disclosure what caused the effect of foreign operations of (15.8%) and (115.5%) in fiscal 2011 and 2010, respectively.

Mr. Jim B. Rosenberg

October 5, 2012

In response to the Staff’s comment, we will modify our disclosures to include our income before taxes separately for domestic and foreign operations in future periodic reports as follows:

Income (loss) before income taxes included the following components for the years ended December 31:

(Amounts in millions)	2011	2010	2009
Domestic	$(514)	$(698)	$(1,393)
Foreign	828	774	601

Income (loss) before income taxes	$314	$76	$(792)

In the reconciliation of the federal statutory tax rate to the effective income tax rate, the “effect of foreign operations” arises primarily from our indefinite reinvestment position with respect to the earnings of subsidiaries in certain foreign jurisdictions where earnings are subject to lower effective tax rates. This is discussed further in our 2011 Form 10-K as part of the Critical Accounting Estimates section, on page 119. The significant change between 2010 and 2011 resulted primarily from the relatively small consolidated pre-tax result in 2010. To better illustrate this, we will modify our disclosures to include both dollar amounts and percentages in our effective rate reconciliation as follows:

The reconciliation of the federal statutory tax rate to the effective income tax rate was as follows for the years ended December 31:

(Amounts in millions)	2011		2010		2009
Pre-tax income (loss)	$314		$76		$(792)

Statutory U.S. federal income tax rate	110	35.0%	27	35.0%	(277)	35.0%
Increase (reduction) in rate resulting from:
State income tax, net of federal income tax effect	—	0.1	(7)	(9.4)	2	(0.2)
Benefit on tax favored investments	(26)	(8.4)	(33)	(42.7)	(52)	6.6
Effect of foreign operations	(50)	(15.8)	(88)	(115.5)	(51)	6.4
Interest on uncertain tax positions	—	—	(7)	(8.5)	(6)	0.8
Non-deductible expenses	—	—	3	3.6	(6)	0.7
Non-deductible goodwill related to sale of subsidiary	15	4.7	—	—	—	—
Tax benefits related to separation from our former parent	—	—	(106)	(140.1)	—	—
Other, net	4	1.3	2	2.6	(3)	0.3

Effective rate	$53	16.9%	$(209)	(275.0)%	$(393)	49.6%

(19) Insurance Subsidiary Financial Information and Regulatory Matters, page 316

5.	Please address the following by providing us, as applicable, an explanation or proposed disclosure to be included in future periodic reports:

•

Disclose the amount of statutory capital and surplus for foreign insurance subsidiaries. The current disclosure solely illustrates the statutory capital and surplus for the U.S. domiciled insurance subsidiaries. Refer to ASC 944-505-50-1a.

Mr. Jim B. Rosenberg

October 5, 2012

•

Although you disclose ratios showing by how much you exceeded regulatory requirements for your U.S. mortgage insurance subsidiaries, you disclose only that your US life insurance subsidiaries exceeded the minimum required RBC levels. Disclose information that quantifies the excess for your US life insurance subsidiaries or that indicates that the amount required is not significant in relation to your statutory capital and surplus for these subsidiaries. Refer to ASC 944-505-50-1b. In addition, disclose this information related to your foreign insurance subsidiaries.

•

On page 317, you indicate that several of your insurance subsidiaries have been granted permitted statutory accounting practices. Disclose information addressing the requirements in ASC 944-505-50-3b. If you believe that such disclosures are not applicable, explain your rationale.

•

Tell us, and to the extent required, disclose whether any of your insurance entities’ risk-based capital would have triggered a regulatory event had they not used a permitted practice. Refer to ASC 944-505-50-6.

•	Disclose the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

•	Disclose the amount of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3)(ii) of Regulation S-X.

We will include the amount of statutory capital and surplus for our international insurance subsidiaries as required under ASC 944-505-50-1a.

We will quantify how much we exceeded regulatory requirements for our U.S. life and international insurance subsidiaries.

We will also add the related monetary effect on statutory surplus of using an accounting practice that differs from either state-prescribed statutory accounting practices or National Association of Insurance Commissioners’ statutory accounting practices as required under ASC 944-505-50-1b and we will disclose if a regulatory event would have been triggered had they not used a permitted practice as required under ASC 944-505-50-6.

We have no amount of retained earnings or net income that is restricted in any year other than to the extent that the amount of retained earnings or net income impacts the amount of dividends that our insurance subsidiaries may pay to the parent company without regulatory approval which we have disclosed in note 19 to our audited consolidated financial statements in our 2011 Form 10-K.

We disclose restricted net assets in various places in the footnotes to our audited consolidated financial statements in our 2011 Form 10-K; however, we will add a cross-reference in note 19 to these various disclosures. We will also include any restricted assets for our international insurance subsidiaries.

In response to the Staff’s comment, accordingly, we will modify our disclosures (underline indicates additions, ~~strikeouts~~ represent deletions) beginning in our Annual Report on Form 10-K for the year ending December 31, 2012 as follows:

(19) Insurance Subsidiary Financial Information and Regulatory Matters

Our insurance company subsidiaries are restricted by state and foreign laws and regulations as to the amount of dividends they may pay to their parent without regulatory approval in any year, the purpose of which is to protect affected insurance policyholders, depositors or investors. Any

Mr. Jim B. Rosenberg

October 5, 2012

dividends in excess of limits are deemed “extraordinary” and require approval. Based on estimated statutory results as of December 31, 2011, in accordance with applicable dividend restrictions, our subsidiaries could pay dividends of approximately $1.3 billion to us in 2012 without obtaining regulatory approval. However, we do not expect our insurance subsidiaries to pay dividends to us in 2012 at this level as they retain capital for growth and to meet capital requirements. There are no regulatory restrictions on the ability of our holding company to pay dividends. However, in November 2008, our Board of Directors decided to suspend the payment of dividends on our common stock indefinitely. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors and will be dependent on many factors including the receipt of dividends from our operating subsidiaries, our financial condition and operating results, the capital requirements of our subsidiaries, legal requirements, regulatory constraints, our credit and financial strength ratings and such other factors as the Board of Directors deems relevant.

Our domestic insurance subsidiaries paid dividends of $12 million (none of which were deemed “extraordinary”), $47 million ($20 million of which were deemed “extraordinary”) and $50 million ($24 million of which were deemed “extraordinary”) during 2011, 2010 and 2009, respectively. Our international insurance subsidiaries paid dividends of $414 million, $312 million and $847 million during 2011, 2010 and 2009, respectively.

In addition to the guarantees discussed in notes 18 and 22, we have provided guarantees to third parties for the performance of certain obligations of our subsidiaries. We estimate that our potential obligations under such guarantees, other than the Rivermont I guarantee, were $65 million and $46 million as of December 31, 2011 and 2010, respectively. We provide a limited guarantee to Rivermont I, an indirect subsidiary, which is accounted for as a derivative carried at fair value and is eliminated in consolidation. As of December 31, 2011 and 2010, the fair value of this derivative was $6 million and $23 million, respectively, and was recorded in other liabilities. We also provide an unlimited guarantee to policyholders for the solvency of our mortgage insurance subsidiary located in the United Kingdom. However, based on risk in-force as of December 31, 2011, we believe our mortgage insurance subsidiary has sufficient reserves and capital to cover its policyholder obligations.

Our U.S. domiciled insurance subsidiaries file financial statements with state insurance regulatory authorities and the NAIC that are prepared on an accounting basis prescribed or permitted by such authorities. Statutory accounting practices differ from U.S. GAAP in several respects, causing differences in reported net income and stockholders’ equity.

Mr. Jim B. Rosenberg

October 5, 2012

Permitted statutory accounting practices encompass all accounting practices not so prescribed but that have been specifically allowed by state insurance authorities. Our U.S. domiciled insurance subsidiaries have no material permitted accounting practices, except for River Lake Insurance Company VI (“River Lake VI”), River Lake Insurance Company VII (“River Lake VII”), River Lake Insurance Company VIII (“River Lake VIII” together with River Lake VI and River Lake VII, the “SPFCs”) and Genworth Life Insurance Company of New York (“GLICNY”). The permitted practices of the SPFCs were an essential element of their design and were expressly included in their plans of operation and in the licensing orders issued by their domiciliary state regulators. Accordingly, we believe that the permitted practices will remain in effect for so long as we maintain the SPFCs. The permitted practices were as follows:

•

River Lake VII and River Lake VIII were each ~~was~~ granted a permitted accounting practice from the state of Vermont to carry ~~its~~ their reserves on a basis similar to U.S. GAAP. ~~River Lake VIII was granted a permitted accounting practice from the state of Vermont to carry its reserves on a basis similar to U.S. GAAP.~~

•

River Lake VI was granted a permitted accounting practice from the state of Delaware to record a portion of the undrawn amount of its existing letter of credit and any additional letters of credit as gross paid-in and contributed surplus, thereby including such amounts in its statutory surplus. The amount of the letters of credit recorded as gross paid-in and contributed surplus is equal to the excess of statutory reserves less the economic reserves.

•	GLICNY received a permitted practice from New York to exempt certain of its investments from a new NAIC structured security valuation and ratings process.

The impact of these permitted practices on our combined U.S. domiciled life insurance subsidiaries’ statutory capital and surplus was $618 million and $584 million as of December 31, 2011 and 2010, respectively. If they had not used a permitted practice, no regulatory event would have been triggered.

Mr. Jim B. Rosenberg

October 5, 2012

The tables below include the combined statutory net loss and statutory capital and surplus for our U.S. domiciled insurance subsidiaries:

	Years ended December 31,
(Amounts in millions)	2011	2010	2009
Combined statutory net income (loss):
Life insurance subsidiaries, excluding captive life reinsurance subsidiaries	$(69)	$24	$101
Mortgage insurance subsidiaries	(684)	(925)	(621)

Combined statutory net loss, excluding captive reinsurance subsidiaries	(753)	(901)	(520)
Captive life insurance subsidiaries	(146)	(132)	(154)

Combined statutory net loss	$(899)	$(1,033)	$(674)

	As of December 31,
(Amounts in millions)	2011	2010
Combined statutory capital and surplus:
Life insurance subsidiaries, excluding captive life reinsurance subsidiaries	$2,294	$2,213
Mortgage insurance subsidiaries	792	1,098

Combined statutory capital and surplus	$3,086	$3,311

The statutory net income (loss) from our captive life reinsurance subsidiaries relates to the reinsurance of term and universal life insurance statutory reserves assumed from our U.S. domiciled life insurance companies. These reserves are, in turn, funded through the issuance of surplus notes (non-recourse funding obligations) to third parties or secured by a third-party letter of credit. Accordingly, the life insurance subsidiaries’ combined statutory net income (loss) and distributable income are not affected by the statutory net income (loss) of the captives, except to the extent dividends are received from the captives. The combined statutory capital and surplus of our life insurance subsidiaries does not include the capital and surplus of our captive life reinsurance subsidiaries of $1,518 million and $1,574 million as of December 31, 2011 and 2010, respectively. Capital and surplus of our captive life reinsurance subsidiaries, excluding River Lake VI, River Lake VII and River Lake VIII, include surplus notes (non-recourse funding obligations) as further described in note 13.

The NAIC has adopted RBC requirements to evaluate the adequacy of statutory capital and surplus in relation to risks associated with: (i) asset risk; (ii) insurance risk; (iii) interest rate and equity market risk; and (iv) business risk. The RBC formula is designated as an early warning tool for the states to identify possible undercapitalized companies for the purpose of initiating regulatory action. In the course of operations, we periodically monitor the RBC level of each of our life insurance subsidiaries. As of December 31, 2011 and 2010, each of our life insurance subsidiaries exceeded the minimum required RBC levels. The consolidated RBC ratio of our U.S. domiciled life insurance subsidiaries was approximately 405% and approximately 390% of the company action level as of December 31, 2011 and 2010, respectively.

Mr. Jim B. Rosenberg

October 5, 2012

For regulatory purposes, our U.S. mortgage insurance subsidiaries are required to maintain a statutory contingency reserve. Annual additions to the statutory contingency reserve must equal the greater of: (i) 50% of earned premiums or (ii) the required level of policyholders position, as defined by state insurance laws. These contingency reserves generally are held until the earlier of: (i) the time that loss ratios exceed 35% or (ii) ten years. The statutory contingency reserves for our U.S. mortgage insurance subsidiaries were approximately $4 million as of December 31, 2011.

As of December 31, 2011, Genworth Mortgage Insurance Corporation (“GEMICO”), our primary U.S. mortgage insurance subsidiary, exceeded the maximum risk-to-capital ratio of 25:1 established under North Carolina law and enforced by the North Carolina Department of Insurance (“NCDOI”). As of December 31, 2011, GEMICO’s risk-to-capital ratio was approximately 32.9:1. Over the next several quarters, we expect GEMICO’s risk-to-capital ratio to continue to increase. The amount of such increases will depend principally on the level of future losses incurred by GEMICO and the amount of additional capital that is generated within the business or capital support that we may provide. Our estimate of the amount and timing of future losses is inherently uncertain, requires significant judgment and may change significantly over time. However, effective January 31, 2011, the NCDOI granted GEMICO a revocable two-year waiver of compliance with its risk-to-capital requirement. The waiver, which the NCDOI can modify or terminate at any time in its discretion, gives GEMICO the ability to continue to write new business in North Carolina during the period covered by the waiver, notwithstanding that GEMICO’s risk-to-capital ratio exceeds 25:1. Thirty-four of the states in which GEMICO operates do not impose their own risk-to-capital requirements; consequently, GEMICO is permitted to continue to write business in those states so long as it is permitted to write business in North Carolina. Sixteen states (including North Carolina) impose their own risk-to-capital requirements. Of these 16 states, 12 granted revocable waivers (or the equivalent) of their risk-to-capital requirements to allow GEMICO to continue to write new business, although two such waivers are no longer in effect as of December 31, 2011. Consequently, GEMICO was authorized to write new business in 44 states as of December 31, 2011, and is unable to write new business in the six states with risk-to-capital requirements where it was not able to obtain or no longer operates with the benefit of a waiver. From December 31, 2010 until July 31, 2011 in the case of three of these states (and for a longer period for the fourth state), we wrote new insurance through another of our U.S. mortgage insurance subsidiaries, Genworth Residential Mortgage Insurance Corporation of North Carolina (“GRMIC-NC”). With the approval of applicable state insurance regulators and the GSEs, after July 31, 2011, we began writing new business through Genworth Residential Mortgage Assurance Corporation (“GRMAC”) in three of these states (and after December 31, 2011, in the two additional states with alternative risk-to-capital waiver limitations) while continuing to use GRMIC-NC to write new business in the sixth state. Freddie Mac’s and Fannie Mae’s approvals of this arrangement expire on July 31, 2012 and December 31, 2012, respectively.

Mr. Jim B. Rosenberg

October 5, 2012

Our international insurance subsidiaries also prepare financial statements in accordance with local regulatory requirements. As of December 31, 2011 and 2010, combined local statutory capital and surplus for our international insurance subsidiaries was $7,683 million and $7,005 million, respectively. Combined local statutory net income for our international insurance subsidiaries was $1,147 million, $715 million and $494 million for the years ended December 31, 2011, 2010 and 2009, respectively. The regulatory authorities in these international jurisdictions generally establish supervisory solvency requirements. Our international insurance subsidiaries had combined surplus levels that exceeded local solvency requirements by $3,725 million and $3,501 million as of December 31, 2011 and 2010, respectively.

Our international insurance subsidiaries do not have any material accounting practices that differ from local regulatory requirements other than one of our insurance subsidiaries domiciled in Bermuda, which was granted approval from the Bermuda Monetary Authority to record a parental guarantee as statutory capital related to an internal reinsurance agreement. The amount recorded as statutory capital is equal to the excess of NAIC statutory reserves less the economic reserves up to the amount of the guarantee resulting in an increase in statutory capital of $339 million and $312 million as of December 31, 2011 and 2010, respectively.

Certain of our insurance subsidiaries have securities on deposit with various state or foreign government insurance departments in order to comply with relevant insurance regulations. See note 4(d) for additional information related to these deposits. Additionally, under the terms of certain reinsurance agreements that our life insurance subsidiaries have with external parties, we pledged assets in either separate portfolios or in trust for the benefit of external reinsurers. These assets support the reserves ceded to those external reinsurers. See note 9 for additional information related to these pledged assets under reinsurance agreements. Certain of our U.S. life insurance subsidiaries are also members of regional Federal Home Loan Banks (“FHLBs”) and the FHLBs have been granted a lien on certain of our invested assets to collateralize our obligations. See note 10 for additional information related to these pledged assets with the FHLBs.

Our insurance subsidiary domiciled in Canada has an agreement with the Canadian government (the “Government Guarantee Agreement”) under which it guarantees the benefits payable under a mortgage insurance policy, less 10% of the original principal amount of an insured loan, in the event that we fail to make claim payments with respect to that loan because of insolvency. We pay the Canadian government a risk premium for this guarantee and make other payments to a reserve fund in respect of the government’s obligation. As part of the Government Guarantee Agreement, assets included in a government guarantee fund were $719 million as of December 31, 2011.

Mr. Jim B. Rosenberg

October 5, 2012

*    *    *    *    *

We acknowledge the following:

•	Genworth is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Genworth’s filings; and

•	Genworth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to work with the Staff to continue to enhance our financial disclosures. Should you have any questions regarding our responses, please contact Martin P. Klein at (804) 662-2451 or Kelly L. Groh at (804) 281-6321.

Sincerely,

/s/ Martin P. Klein	/s/ Kelly L. Groh
Martin P. Klein	Kelly L. Groh
Acting President and Acting Chief	Vice President and Controller
Executive Officer; Senior Vice President—	(Principal Accounting Officer)
Chief Financial Officer
(Principal Financial Officer)

cc:

Tabatha Akins, Staff Accountant, U.S. Securities and Exchange Commission

Joel Parker, Accounting Branch Chief, U.S. Securities and Exchange Commission